

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

Zhengyu Wang
Chairman of the Board of Directors
TANTECH HOLDINGS LTD
c/o Zhejiang Tantech Bamboo Technology Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City
Zhejiang Province 323000
People's Republic of China

  Re: TANTECH HOLDINGS LTD
   Registration Statement on Form F-3
   Filed August 20, 2020
   File No. 333-248197

Dear Mr. Wang:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Anthony W. Basch